

February 14, 2011

Mr. Jacob Inbar
President and Chief Executive Officer
AML Communications, Inc.
1000 Avenida Acaso
Camarillo, California 93012

> **Re:** **AML Communications, Inc.**
> **Form 10-K for the fiscal year ended March 31, 2010**
> **Filed June 25, 2010**
> **Form 10-Q for the quarterly period ended September 30, 2010**
> **File No. 0-27250**

Dear Mr. Inbar:

We have completed our review of your filings and do not have any further comments at this time.

Sincerely,

Larry Spirgel
Assistant Director